SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Six Flags Entertainment Corporation
(Name of Issuer)

Common Stock, $0.025 par value per share
(Title of Class of Securities)

83001A102
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83001A102	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Thunderbird Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,189,620
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,189,620
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,189,620
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 83001A102	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON David Fear
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,189,620
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,189,620
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,189,620
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 83001A102	13G/A	Page 4 of 7 Pages

Item 1(a).	Name of Issuer.

Six Flags Entertainment Corporation (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices.

1000 Ballpark Way Suite 400 Arlington, TX 76011

Item 2(a).	Name of Person Filing.

This statement is filed by:

(i)

Thunderbird Partners LLP (the "Investment Manager"), a United Kingdom limited liability partnership, and the investment manager to certain funds (the "Thunderbird Funds"), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly held by the Thunderbird Funds; and

(ii) Mr. David Fear ("Mr. Fear"), the sole member of the Investment Manager with respect to the shares of Common Stock directly held by the Thunderbird Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	Address of Principal Business Office.

Thunderbird Partners LLP 110 Park Street London, United Kingdom W1K6NX David Fear c/o Thunderbird Partners LLP 110 Park Street London, United Kingdom W1K6NX

Item 2(c).	Place of Organization.

Investment Manager – United Kingdom Mr. Fear – Canada

Item 2(d).	Title of Class of Securities.

Common stock, $0.025 par value per share (the "Common Stock")

CUSIP No. 83001A102	13G/A	Page 5 of 7 Pages

Item 2(e).	CUSIP Number.

83001A102

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:__________________________________________

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages set forth herein are calculated based upon 83,156,504 shares of Common Stock outstanding as of November 5, 2022 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 2, 2022, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 83001A102	13G/A	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

See Item 2. The Thunderbird Funds have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 83001A102	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

THUNDERBIRD PARTNERS LLP

By: /s/ David Fear
Name: David Fear
Title: Sole Member

/s/ David Fear
DAVID FEAR